Exhibit 99.1

THIRD AMENDED AND RESTATED DISTRIBUTION AGREEMENT

BY AND BETWEEN

THE BANK OF NOVA SCOTIA

AND

SCOTIA CAPITAL (USA) INC.

THE BANK OF NOVA SCOTIA

SENIOR NOTES, SERIES A

February 1, 2017

THIRD AMENDED AND RESTATED DISTRIBUTION AGREEMENT

This Third Amended and Restated Distribution Agreement (this “Agreement”) is made and entered into as of February 1, 2017 by and between The Bank of Nova Scotia, a Canadian chartered bank (the “Bank”) and Scotia Capital (USA) Inc. (“SCUSA”).

WHEREAS, the Bank and SCUSA executed a distribution agreement dated February 29, 2012, as amended and restated on December 28, 2012, as further amended and restated on August 8, 2013 and as further amended and restated on December 1, 2014 (the “Existing Distribution Agreement”), and have agreed to amend and restate the Existing Distribution Agreement in its entirety as set forth herein;

NOW, THEREFORE:  The Bank proposes to issue and sell from time to time its Senior Notes, Series A (such series of securities being hereinafter referred to as the “Series” and any securities to be issued from time to time as part of such Series being hereinafter referred to individually as a “Security” and collectively as the “Securities”) or the equivalent thereof in other currencies or currency units, and agrees with SCUSA as set forth in this Agreement.

The Bank acknowledges and agrees that SCUSA may use the Prospectus (as defined below) in connection with offers and sales of the Securities in market-making transactions as contemplated in the prospectus under the caption “Plan of Distribution - Market-Making Resale by Affiliates” and in the prospectus supplement under the caption “Supplemental Plan of Distribution” (“Secondary Market Transactions”).  The Bank further acknowledges and agrees that SCUSA is under no obligation to effect any Secondary Market Transactions and, if it does so, it may discontinue effecting such transactions at any time without providing any notice to the Bank.  The term “SCUSA”, whenever used in this Agreement, shall include SCUSA, whether it is acting in connection with a primary distribution or acting in connection with a Secondary Market Transaction, except as may be specifically provided otherwise herein.

Subject to the terms and conditions stated herein, and to the reservation by the Bank of the right to sell Securities directly on its own behalf, the Bank hereby (i) appoints SCUSA as agent for the Bank for the purpose of soliciting and receiving offers to purchase Securities from the Bank when and as instructed by the Bank pursuant to Section 3(a) hereof and (ii) agrees that, whenever it determines to sell Securities directly to SCUSA as principal, it will enter into a separate agreement (each a “Terms Agreement”), substantially in the form of Annex I hereto or in such other form as may be agreed by the parties to that particular agreement, relating to such sale in accordance with Section 3(b) hereof.  This Agreement shall not be construed to create either an obligation on the part of the Bank to sell any Securities or an obligation of SCUSA to purchase Securities as principal.  The Securities will be issued under an indenture, dated as of January 11, 2010 (as such may be from time to time further amended, restated, supplemented or otherwise modified, the “Indenture”), between the Bank and Computershare Trust Company, N.A., as U.S. Trustee (the “U.S. Trustee”) and Computershare Trust Company of Canada, as Canadian Trustee (together with the U.S. Trustee, the “Trustee”).  The Securities shall have the maturity ranges, interest rates, if any, redemption provisions and other terms set forth in the Prospectus referred to below, as it may be supplemented and amended from time to time (as more fully described in the definition of Prospectus below), and such terms shall be evidenced in an officer’s certificate in accordance with the terms of the Indenture.  The Securities will be issued, and the terms and rights thereof established, from time to time by the Bank in accordance with the Indenture.

1.                                      Representations and Warranties of the Bank.  The Bank represents and warrants to, and agrees with, SCUSA that (provided, however, that as of the Commencement Date, the Bank does not represent and warrant with respect to the Time of Sale (as defined below), the Time of Sale Information (as defined below) or the Issuer Free Writing Prospectus (as defined below)):

(a)                                 The Bank has prepared and filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Securities Act”), a registration statement on Form F-3, including a prospectus, relating to the Securities.  Such registration statement, as amended at the time it becomes effective, including the information, if any, deemed pursuant to Rule 430A, 430B or 430C under the Securities Act to be part of the registration statement at the time of its effectiveness (“Rule 430 Information”), is referred to herein as the “Registration Statement”; and as used herein, the term “Preliminary Prospectus” means each prospectus included in such registration statement (and any amendments thereto) before it becomes effective, any prospectus filed with the Commission pursuant to Rule 424(a) under the Securities Act and the prospectus included in the Registration Statement at the time of its effectiveness that omits Rule 430 Information, and the term “Prospectus” means the prospectus in the form first used (or made available upon request of purchasers pursuant to Rule 173 under the Securities Act) in connection with confirmation of sales of the Securities.  Any supplement to the Prospectus that sets forth only the terms of a specific offering of Securities is hereinafter called a “Pricing Supplement”.  Any reference in this Agreement to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, as of the effective date of the Registration Statement or the date of such Preliminary Prospectus or the Prospectus, as the case may be and any reference to “amend”, “amendment” or “supplement” with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus (including, in the case of a particular issue of Securities, by the applicable Pricing Supplement) shall be deemed to refer to and include any documents filed after such date under the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “Exchange Act”) that are deemed to be incorporated by reference therein.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the Registration Statement and the Prospectus.

(b)                                 with respect to any issue of Securities to be sold pursuant to a Terms Agreement, at or prior to the time when sales of any such Securities were first made (the “Time of Sale”), the Bank had prepared the Prospectus (collectively with the information referred to in the next succeeding sentence, the “Time of Sale Information”):  each preliminary Pricing Supplement related to the sale of such Securities, each Pricing Supplement and each free-writing prospectus (as defined pursuant to Rule 405 under the Securities Act) listed in the Terms Agreement or other agreement in respect of a specific offering of Securities in the form of Schedule II to Annex I hereto; in addition, with respect to each offering of Securities SCUSA has or will, at SCUSA’s election, either (a) orally provide final terms information as set out on Schedule II to Annex I hereto or (b) provide a final Pricing Supplement containing final terms to prospective purchasers prior to confirming sales; provided, however, that, subsequent to the date of the Terms Agreement, if the Bank and SCUSA have determined that such Time of Sale Information included an untrue statement of material fact or omitted a statement of material fact necessary to make the information therein, in the light of the circumstances under which it was made, not misleading and have agreed to provide an opportunity to purchasers of the Securities to terminate their old purchase contracts and enter into new purchase contracts, then “Time of Sale Information” will refer to the information available to purchasers at the time of entry into the first such new purchase contract;

(c)                                  The documents incorporated by reference in the Registration Statement, the Prospectus and the Time of Sale Information, when they were filed with the Commission conformed in all material respects to the requirements of the Exchange Act, of 1934, as amended, and the rules and regulation of the Commission thereunder Exchange Act and none of such documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Prospectus or the Time of Sale Information, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)                                 the Registration Statement, the Time of Sale Information and the Prospectus comply and, as amended or supplemented, if applicable, will comply as of the time of such amendment or supplement in all material respects with the Securities Act and, if applicable, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and as to the Registration Statement and any amendment thereto, do not and will not, as of the applicable effective date of the Registration Statement and such amendment, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and, as to the Prospectus and any amendment or supplement thereto, do not and will not, as of their dates and applicable filing dates as to the Prospectus and such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to (i) any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of SCUSA expressly for use in the Prospectus as amended or supplemented relating to a particular issuance of Securities or (ii) that part of the Registration Statement that constitutes the Statement of Eligibility under the Trust Indenture Act (Form T-1) of the Trustee;

(e)                                  with respect to any issue of Securities to be sold pursuant to a Terms Agreement, the Time of Sale Information, at the Time of Sale did not, and at the Closing Date (as defined in Annex I) will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Bank by or on behalf of SCUSA expressly for use in such Time of Sale Information;

(f)                                   other than the Prospectus, as amended and supplemented, the Bank (including its representatives other than SCUSA (in the event SCUSA is acting as agent)) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act) that constitutes an offer to sell or solicitation of an offer to buy the Securities (each such communication by the Bank or its agents and representatives, other than a communication referred to in clause (i) below, an “Issuer Free Writing

Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the Securities Act or Rule 134 under the Securities Act or (ii) the documents listed on Schedule II to Annex I hereto and other written communications approved in writing in advance by SCUSA; each such Issuer Free Writing Prospectus complied in all material respects with the Securities Act, has been filed in accordance with the Securities Act (to the extent required thereby) and, when taken together with the Prospectus, as amended and supplemented, filed prior to first use of such Issuer Free Writing Prospectus, did not, and at the Closing Date or time of settlement of such sale (in the case of Securities sold via an Agent) will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with information relating to SCUSA furnished in writing to the Bank by or on behalf of SCUSA expressly for use in any Issuer Free Writing Prospectus; and the Bank is not an “ineligible issuer” or an “excluded issuer” and the offering is not an “excluded offering”, in connection with the offering of the Securities pursuant to Rules 164, 405 and 433 under the Securities Act (or, if the Bank is an “ineligible issuer” the Issuer Free Writing Prospectus contains only descriptions of the terms of the securities in the offering or the offering);

(g)                                  the Bank is not required to register as an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended (“Investment Company Act”);

(h)                                 the Bank has been duly organized and is validly existing as a bank listed on Schedule I to the Bank Act (Canada) (the “Bank Act”), is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification except to the extent that the failure to so qualify would not have a material adverse effect on the condition, financial or otherwise, or the results of operations, business affairs or business prospects of the Bank and its subsidiaries, taken as a whole (a “Material Adverse Effect”) and has all requisite power and authority (corporate and other) to conduct its businesses and to own, lease and operate its properties and assets as described in the Prospectus and Time of Sale Information, except where failure to do so would not reasonably be expected to have a Material Adverse Effect, and to execute, deliver and perform its obligations under this Agreement and any applicable Terms Agreement and to issue, sell and deliver the Securities;

(i)                                     each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Securities Act) (the “Significant Subsidiaries”) of the Bank has been duly incorporated and is validly existing under the laws of the relevant jurisdiction set forth opposite its name in Column 2 in Annex III to this Agreement, and each Significant Subsidiary is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect, and has all requisite power and authority (corporate and other) to conduct its business and to own, lease and operate its properties and assets as described in the  Time of Sale Information, except where failure to do so would not reasonably be expected to have a Material Adverse Effect;

(j)                                    each of the Bank and its Significant Subsidiaries has conducted and is conducting its business in compliance in all respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) from the relevant regulatory or governmental authority in all such jurisdictions in which the Bank or its Significant Subsidiaries conduct business, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, except in each case where the failure to be in such compliance or to hold such license, permit, approval, consent, certificate, registration or authorization would not have a Material Adverse Effect; and all such licenses, permits, approvals, consents, certificates, registrations and authorizations are in good standing and in effect, except where the failure to be in good standing or in effect would not have a Material Adverse Effect, and none of the same contains any term, provision, condition or limitation which will have a Material Adverse Effect.

(k)                                 the Registration Statement is a shelf registration statement on form F-3 that has been filed with the Commission not earlier than three years prior to the date hereof; and, to the knowledge of the Bank, no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Bank; the Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before, or to the knowledge of the Bank, threatened by the Commission;

(l)                                     the consolidated financial statements of the Bank included or incorporated by reference in the Registration Statement (and any amendments or supplements thereto), the Prospectus and the Time of Sale Information, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Bank and its subsidiaries at the dates indicated and the consolidated results of operations and the consolidated changes in financial position of the Bank and its subsidiaries for the periods specified; and such consolidated financial statements, together with the related schedules and notes, have been prepared in conformity with International Financial Reporting Standards, as adopted in Canada, consistently applied throughout the periods involved, except as disclosed therein;

(m)                             the Indenture has been duly qualified under the Trust Indenture Act, complies as to form in all material respects with the applicable provisions of the Trust Indenture Act and has been duly authorized by the Bank, and assuming the due authorization, execution and delivery thereof by the Trustees, constitutes a legal, valid and binding obligation of the Bank, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(n)                                 the Securities have been duly authorized by the Bank and, when executed and authenticated in accordance with the provisions of the Indenture and delivered and paid for in accordance with the terms of this Agreement and any Terms Agreement, will constitute valid and binding obligations of the Bank, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws affecting creditors’ rights generally and general principles of equity and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the Securities will be entitled to the benefits of the Indenture;

(o)                                 the execution and delivery by the Bank of this Agreement and any applicable Terms Agreement and the performance by the Bank of its obligations under this Agreement, the applicable Terms Agreement and the Indenture and the creation and issue of the Securities and the sale of the Securities will not result in a breach of or default under, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach or default under, and will not conflict with:  (i) any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank (ii) any license, permit, approval, consent, certificate, registration or authorization (whether governmental, regulatory or otherwise) issued to the Bank or any Significant Subsidiary or any agreement, indenture, lease, document or instrument to which the Bank or any Significant Subsidiary is a party or by which it is contractually bound at the Solicitation Time or Time of Delivery (each as defined below), except for breaches or violations which would not have a Material Adverse Effect; or (iii) any statute, regulation or rule applicable to the Bank or any Significant Subsidiary, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Bank or any Significant Subsidiary, except for breaches or violations which would not have a Material Adverse Effect;

(p)                                 all of the issued shares of capital stock of each Significant Subsidiary are validly authorized, issued and outstanding, are fully paid and non-assessable and are owned directly or indirectly by the Bank, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever;

(q)                                 this Agreement has been duly authorized, executed and delivered by the Bank;

(r)                                    on or before the Time of Delivery, all actions required to be taken by or on behalf of the Bank, including the passing of all requisite resolutions of its directors, will have occurred so as to validly authorize, issue and sell the Securities as contemplated by this Agreement and the applicable Terms Agreement, and duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement and any applicable Terms Agreement;

(s)                                   no consent, approval, authorization or order of, or qualification with, any relevant regulatory or governmental authority having jurisdiction over the Bank or any of its subsidiaries or any of their properties (“Governmental Authorization”) is required in connection with the issuance and sale of the Securities or the consummation by the Bank of the transactions contemplated by this Agreement, any applicable Terms Agreement or the Indenture, except such as have been, or will have been prior to Time of Delivery, obtained under the laws of the provinces and territories of Canada, the Securities Act and the Trust Indenture Act and such Governmental Authorizations as may be required under state securities or blue sky laws in connection with the distribution of the Securities by the Agents;

(t)                                    there has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus or the Time of Sale Information;

(u)                                 there is no action, suit, proceeding, inquiry or investigation before or brought by any court or any federal, provincial, state, municipal or other governmental department, commission, board, agency or body, domestic or foreign, now pending, or, to the knowledge of the Bank, threatened against or affecting the Bank or any of its subsidiaries (i) other than proceedings described in all material respects in the Prospectus as amended or supplemented, or the Time of Sale Information and proceedings that would not have a

Material Adverse Effect or a material adverse effect on the power or ability of the Bank to perform its obligations under this Agreement, any applicable Terms Agreement, the Indenture or the Securities or to consummate the transactions contemplated by the Prospectus, as amended or supplemented or (ii) that is required to be described in the Registration Statement, the Prospectus as amended or supplemented or the Time of Sale Information, and is not so described;

(v)                                 except as set forth in the Prospectus or the Time of Sale Information, neither the Bank nor any of the Bank’s subsidiaries is a party to any contract with or other undertaking to, or is subject to any governmental order by, or is a recipient of any presently applicable supervisory letter or other written communication of any kind from, any governmental authority which has had or reasonably would be expected to have a Material Adverse Effect;

(w)                               except as disclosed in the Prospectus or the Time of Sale Information, there are no contracts, agreements or understandings between the Bank and any person that would give rise to a valid claim against the Bank or any Agent for a brokerage commission, finder’s fee or other like payment in connection with the offering of the Securities contemplated hereunder;

(x)                                 the Bank acknowledges and agrees that SCUSA (i) is acting solely in the capacity of an arm’s length contractual counterparty to the Bank with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to the Bank or any other person and (ii) is not advising the Bank or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction; the Bank shall consult with its own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and SCUSA shall have no responsibility or liability to the Bank with respect thereto;

(y)                                 neither the Bank nor any of its subsidiaries nor, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or of any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); and the Bank and its subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith;

(z)                                  the operations of the Bank and its subsidiaries are conducted and, to the knowledge of the Bank, have been conducted in all material respects in compliance with the applicable  anti-money laundering statutes of all jurisdictions to which the Bank or its subsidiaries are subject and the rules and regulations thereunder, including the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened; and

(aa)                          none of the Bank, any of its subsidiaries or, to the knowledge of the Bank, any director, officer, agent or employee of the Bank or any of its subsidiaries is an individual or entity (“Person”) that is currently the subject of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC-

administered sanctions”), nor is located, organized or resident in a country or territory that is the subject of OFAC-administered sanctions; and the Bank will not directly or indirectly use the proceeds of the offering of Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund activities of or business with any Person, or in any country or territory, that at the time of such funding or facilitation, is the subject of OFAC-administered sanctions, or in a manner that would otherwise cause any Person (including any Person involved in or facilitating the offering of the Securities, whether as agent, advisor, or otherwise) to violate any OFAC-administered sanctions.

2.                                      Representations and Warranties of SCUSA.  SCUSA represents, and warrants to, and agrees with, the Bank, that:

(a)                                 it will comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Securities or distributes the Prospectus or any other offering material and will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales;

(b)                                 it will comply in all material respects with the selling restrictions (i) set forth in the applicable product prospectus supplement under the caption “Selling Restrictions” and (ii) any additional selling restrictions set forth in the applicable Pricing Supplement; and

(c)                                  it will not offer or sell any Securities acquired pursuant to this Agreement or any applicable Terms Agreement, directly or indirectly, in Canada or to any resident of Canada, and further agrees that it will include a comparable provision in any sub-underwriting, sub-dealer, banking group or selling group agreement or similar arrangement with respect to any Securities that may be entered into by SCUSA.

With regard to each Securities, the relevant purchaser will be required to comply with those restrictions that the Bank and the relevant purchaser shall agree and as shall be set out in the relevant Pricing Supplement.

3.                                      Appointment of SCUSA as Agent.

(a)                                 On the basis of the representations and warranties herein contained, and subject to the terms and conditions herein set forth SCUSA agrees that, if it is appointed by the Bank as an agent, upon receipt of instructions from the Bank, to act as agent of the Bank and to use its reasonable efforts to solicit and receive offers to purchase a particular Security or Securities from the Bank upon the terms and conditions set forth in the Prospectus as amended or supplemented from time to time SCUSA, as agent, shall solicit offers to purchase only Securities having such terms, and shall solicit such offers only during such periods, as the Bank shall instruct SCUSA.  The appointment of SCUSA as agent hereunder is not exclusive and the Bank may from time to time offer Securities for sale otherwise than to or through SCUSA.  It is understood that if from time to time the Bank is approached by a prospective agent offering to solicit a specific purchase of Securities, the Bank may enter into an agreement with such agent with respect to such specific purchase upon such terms as the Bank and such agent may agree.

These provisions shall not limit Section 5(e) hereof or any similar provision included in any applicable Terms Agreement.

Procedural details relating to the issue and delivery of Securities, the solicitation of offers to purchase Securities and the payment in each case therefor shall be as set forth in the Administrative Procedures Memorandum attached hereto as Annex II as it may be amended from time to time by written agreement between the Agents and the Bank (the “Administrative Procedure”).  The provisions of the Administrative Procedure (except as otherwise stated in any applicable Terms Agreement) shall apply to all transactions contemplated hereunder.  Each Agent and the Bank agree to perform the respective duties and obligations specifically provided to be performed by each of them in the Administrative Procedure.  The Bank will furnish to the U.S. Trustee a copy of the Administrative Procedure as from time to time in effect.

The Bank reserves the right, in its sole discretion, at any time when the Bank has instructed SCUSA, as agent, to solicit offers to purchase the Securities, to instruct SCUSA to suspend, for any period of time or permanently, the solicitation of offers to purchase the Securities.  As soon as practicable, but in any event not later than one business day in New York City, after receipt of notice from the Bank, SCUSA will suspend solicitation of offers to purchase Securities from the Bank until such time as the Bank has instructed such Agent to resume such solicitation.  During such period, the Bank shall not be required to comply with the provisions of Sections 5(g), 5(h), 5(i), 5(j) and 5(k) with regard to SCUSA.  Upon advising SCUSA that such solicitation may be resumed, however, the Bank shall simultaneously provide the documents (if any) required to be delivered by Sections 5(g), 5(h), 5(k), 5(i), 5(j) and 5(k), and SCUSA shall have no obligation to solicit offers to purchase the Securities until such documents have been received by such Agent.  In addition, any failure by the Bank to comply with its obligations hereunder, including its obligations to deliver the documents required by Sections 5(g), 5(h), 5(i), 5(j) and 5(k), with regard to any Agent shall automatically terminate such Agent’s obligations hereunder, including its obligations to solicit offers to purchase the Securities hereunder as agent or to purchase Securities hereunder as principal.

The Bank agrees to pay SCUSA a commission, at the time of settlement of any sale of a Security by the Bank as a result of a solicitation made by SCUSA, in an amount as may be agreed between SCUSA and the Bank.

(b)                                 Each sale of Securities by the Bank to SCUSA as principal shall be made in accordance with the terms of this Agreement and (unless the Bank and SCUSA shall otherwise agree) a Terms Agreement which will provide for the sale of such Securities by the Bank to, and the purchase thereof by, SCUSA; such Terms Agreement may also specify certain provisions relating to the reoffering of such Securities by SCUSA; the commitment of SCUSA to purchase Securities as principal, whether pursuant to any Terms Agreement or otherwise, shall be deemed to have been made on the basis of the representations and warranties of the Bank herein contained and shall be subject to the terms and conditions herein set forth; each Terms Agreement shall specify the principal amount of Securities to be purchased by SCUSA pursuant thereto, the price to be paid to the Bank for such Securities, any provisions relating to rights of, and default by, SCUSA in the reoffering of the Securities and the time and date and place of delivery of and payment for such Securities; such Terms Agreement shall also specify any requirements for opinions of counsel, accountants’ letters and officers’ certificates pursuant to Section 5 hereof and such Terms Agreement may also include such other provisions (including provisions that modify this Agreement insofar as it sets forth the agreement between the Bank and SCUSA) as the Bank and SCUSA may agree upon.

For each sale of Securities by the Bank to SCUSA as principal that is not made pursuant to a Terms Agreement, the Bank agrees to pay SCUSA a commission (or grant an equivalent discount) as provided in Section 3(a) hereof and in accordance with the schedule set forth therein (or in such amount as may be agreed between SCUSA and the Bank).

Each time and date of delivery of and payment for Securities to be purchased from the Bank by SCUSA, whether set forth in a Terms Agreement or in accordance with the Administrative Procedure, is referred to herein as a “Time of Delivery”.

(c)                                  SCUSA agrees, with respect to any Security denominated in a currency other than U.S. dollars, and whether acting as agent, as principal under any applicable Terms Agreement or otherwise (including, in the case of SCUSA, in any Secondary Market Transaction), not to solicit offers to purchase or otherwise offer, sell or deliver such Security, directly or indirectly, in, or to residents of, the country issuing such currency, except as permitted by applicable law.

4.                                      Commencement Date.  The date on which this Agreement is executed shall be referred to herein as the “Commencement Date.”

5.                                      Certain Agreements of the Bank.  The Bank agrees with SCUSA:

(i)                                     The Bank will file the final Prospectus with the Commission within the time periods specified by Rule 424(b) and Rule 430A, 430B or 430C under the Securities Act, will file any Issuer Free Writing Prospectus (to the extent required by Rule 433 under the Securities Act); and will file promptly all reports and any information statements required to be filed by the Bank with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities; and the Bank will furnish copies of the Prospectus and each Issuer Free Writing Prospectus (to the extent not previously delivered) to SCUSA in New York City prior to 10:00 A.M., New York City time, on the business day next succeeding the date of this Agreement in such quantities as SCUSA may reasonably request.  The Bank will pay the registration fees for this offering within the time period required by the Securities Act.

(ii)                                  during the period from the Commencement Date and continuing for as long as may be required under applicable law, in the reasonable judgment of SCUSA after consultation with the Bank, in order to offer and sell any Securities representing unsold allotments or which have been repurchased by SCUSA and are to be sold in Secondary Market Transactions as contemplated by the Prospectus (the “Secondary Transactions Period”), to make no amendment or supplement to the Registration Statement or the Prospectus, except as required by law, if such amendment or supplement is reasonably objected to by SCUSA promptly after reasonable notice thereof.

(iii)                               that before preparing, using, authorizing, approving, referring to or filing any Issuer Free Writing Prospectus, the Bank will furnish to SCUSA and counsel for SCUSA a copy of the proposed Issuer Free Writing Prospectus for review and will not prepare, use, authorize, approve, refer to or file any such Issuer Free Writing Prospectus to which SCUSA reasonably objects;

(iv)                              before amending or supplementing the Registration Statement, the Prospectus or the Time of Sale Information prior to the Solicitation Time or Time of Delivery, to furnish to SCUSA a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which SCUSA shall have reasonably objected in a timely manner by written notice to the Bank;

(v)                                 The Bank will advise SCUSA promptly, and confirm such advice in writing, (i) when the Registration Statement has become effective; (ii) when any amendment to the Registration Statement has been filed or becomes effective; (iii) when any supplement to the Prospectus or any amendment to the Prospectus or any Issuer Free Writing Prospectus has been filed; (iv) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or the receipt of any comments from the Commission relating to the Registration Statement or any other request by the Commission for any additional information; (v) of the issuance by the Commission of any order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus or the Prospectus or the initiation or threatening of any proceeding for that purpose or pursuant to Section 8A of the Securities Act; (vi) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus, the Time of Sale Information or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the Time of Sale Information or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading; of the receipt by the Bank of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Bank will use its reasonable best efforts to prevent the issuance of any such order suspending the effectiveness of the Registration Statement, preventing or suspending the use of any Preliminary Prospectus or the Prospectus or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectus or Registration Statement or suspending any such qualification, to use promptly its best efforts to obtain the withdrawal of such order;

(b)                                 from time to time to take such action as SCUSA may reasonably request to qualify the Securities for offering and sale under the securities laws of such states of the United States of America as SCUSA may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Securities (including, in the case of SCUSA, in any Secondary Market Transactions during the Secondary Transactions Period); provided, however, that in no event shall the Bank be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to file any general consent to service of process or to take any action that would subject it to general service of process or to taxation in any jurisdiction where it is not now so subject;

(c)          (i)             Subject to the following sentence, during the Prospectus Delivery Period (as defined below), to furnish SCUSA with copies of the Prospectus as amended or supplemented (other than any Pricing Supplement (except as provided in the Administrative Procedures)) and of each Issuer Free Writing Prospectus in such quantities as SCUSA may reasonably request; as used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Securities as in the opinion of counsel for SCUSA a prospectus relating to the Securities is required by law to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Securities by SCUSA or any dealer.  SCUSA agrees that it shall, to the maximum extent possible, deliver all Prospectuses, Pricing Supplements and Issuer Free Writing Prospectuses electronically and that it shall accept printouts of .pdfs as good copies of Prospectuses, Pricing Supplements and Issuer Free Writing Prospectuses unless acceptance of such copies is prohibited by law, rule or regulation;

(ii)          (A)           if the delivery of a Prospectus is required during the Secondary Transactions Period, and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Securities Act, the Exchange Act or, if applicable, the Trust Indenture Act, to notify SCUSA and request SCUSA, in its capacity as agent for the Bank, to suspend solicitation of offers to purchase Securities from the Bank (and, if so notified, SCUSA shall cease such solicitations as soon as practicable, but in any event not later than one business day in New York City later); and if the Bank shall decide to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Securities Act, the Exchange Act or, if applicable, the Trust Indenture Act, to so advise SCUSA promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission an amendment or supplement to the Registration Statement or the Prospectus as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if the Bank sells Securities to SCUSA as principal pursuant to a Terms Agreement, the Bank shall be required to amend or supplement the Registration Statement or the Prospectus as then amended or supplemented, or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Securities Act, the Exchange Act or, if applicable, the Trust Indenture Act; and

(B)                               in connection with any sales of Securities to SCUSA pursuant to a Terms Agreement, if at any time prior to the Time of Delivery or Closing Date (i) any event shall occur or condition shall exist as a result of which the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances, not misleading or (ii) it is necessary to amend or supplement the Time of Sale Information to comply with law, the Bank will immediately notify SCUSA thereof and forthwith prepare and, subject to paragraph (a) above, file with the Commission (to the extent required) and furnish to SCUSA and to such dealers as SCUSA may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will not, in the light of the circumstances, be misleading or so that the Time of Sale Information will comply with law;

(iii)          notwithstanding paragraph (ii) above, if during the period specified in such paragraph, SCUSA continues to own Securities purchased from the Bank by SCUSA or SCUSA is otherwise required to deliver a prospectus in respect of transactions in the Securities (including, in the case of SCUSA, in any Secondary Market Transactions during the Secondary Transactions Period), to promptly prepare and file with the Commission such an amendment or supplement and furnish without charge to SCUSA as many copies as it may from time to time during such period reasonably request of such amendment or supplement; provided, however, that the Bank may elect, upon notice to SCUSA, not to comply with this paragraph (iii) with respect to any Secondary Market Transaction, but only for a period or periods that the Bank reasonably determines are necessary in order to avoid premature disclosure of material, non-public information, unless, notwithstanding such election, such disclosure would otherwise be required under this Agreement; and provided, further, that no such period or periods described in the preceding proviso shall exceed 90 days in the aggregate during any period of 12 consecutive calendar months.  Upon receipt of any such notice, SCUSA shall cease using the Prospectus or any amendment or supplement thereto in connection with Secondary Market Transactions until it receives notice from the Bank that it may resume using such document (or such document as it may be amended or supplemented);

(d)                                 to make generally available to the Bank’s security holders and SCUSA as soon as practicable, but in any event not later than eighteen months after the effective date (as defined in Rule 158(c) under the Securities Act) of the Registration Statement, an earnings statement of the Bank and its subsidiaries (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Bank occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder; provided, that the Bank may make such earnings statements generally available by filing periodic reports with the Commission as may satisfy the earnings statement requirement of Rule 158;

(e)                                  that, if required pursuant to the terms of a Terms Agreement, from the date of such Terms Agreement with SCUSA or other agreement by SCUSA to purchase Securities as principal and continuing to and including the later of (i) the termination of the trading restrictions for the Securities purchased thereunder, as notified to the Bank by SCUSA, and (ii) the related Time of Delivery, the Bank will not, without the prior written consent of SCUSA, offer, sell, contract to sell or otherwise dispose of any debt securities of the Bank which both mature more than 9 months after such Time of Delivery and are substantially similar to the Securities except pursuant to this Agreement or any Terms Agreement, or except in an offering of Securities that are not and are not required to be registered under the Act or except in connection with a firm commitment underwriting pursuant to an underwriting agreement that does not provide for a continuous offering of medium-term debt securities;

(f)                                   that each acceptance by the Bank of an offer to purchase Securities hereunder (including any purchase from the Bank by SCUSA as principal not pursuant to a Terms Agreement), and each execution and delivery by the Bank of a Terms Agreement with SCUSA, shall be deemed to be an affirmation to SCUSA that the representations and warranties of the Bank contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement, as the case may be, as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the settlement date for the Securities relating to such acceptance or as of the Time of Sale or the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented relating to such Securities);

(g)                                  that, if and to the extent that the Bank and SCUSA shall agree that the following requirements of this Section 5(g) shall be applicable, reasonably in advance of each time an annual report on Form 40-F of the Bank is filed with the Commission, and each time the Bank sells Securities to SCUSA as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of an opinion or opinions by counsel to Bank as a condition to the purchase of Securities pursuant to such Terms Agreement (it being understood that SCUSA will include such condition only when in its reasonable discretion such opinion would be appropriate under the circumstances and after consultation with the Bank), the Bank shall furnish to such counsel such papers and information as they may reasonably request to enable them to furnish to SCUSA the opinion or opinions referred to in Sections 8(b) and 8(c) hereof;

(h)                                 that, if and to the extent that the Bank and SCUSA shall agree that the following requirements of this Section 5(h) shall be applicable, reasonably promptly after each time an annual report on Form 40-F of the Bank is filed with the Commission and each time the Bank sells Securities to SCUSA as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(h) as a condition to the purchase of Securities pursuant to such Terms Agreement (it being understood that SCUSA will include such condition only when in its reasonable discretion such opinion would be appropriate under the circumstances and after consultation with the Bank), the Bank shall cause Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, to furnish SCUSA a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to SCUSA, to the effect that SCUSA may rely on the opinion of such counsel referred to in Section 8(b) hereof which was last furnished to SCUSA to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(b) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date;

(i)                                     that, if and to the extent that the Bank and SCUSA shall agree that the following requirements of this Section 5(i) shall be applicable, reasonably promptly after each time an annual report on Form 40-F of the Bank is filed with the Commission and each time the Bank sells Securities to SCUSA as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a written opinion under this Section 5(i) as a condition to the purchase of Securities pursuant to such Terms Agreement (it being understood that SCUSA will include such condition only when in its reasonable discretion such opinion would be appropriate under the circumstances and after consultation with the Bank), the Bank shall cause Shearman & Sterling LLP, United States counsel for the Bank, to furnish SCUSA a written opinion, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to SCUSA, to the effect that SCUSA may rely on the opinion of such counsel referred to in Section 8(c) hereof which was last furnished to SCUSA to the same extent as though it were dated the date of such letter authorizing reliance (except that the statements in such last opinion shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date) or, in lieu of such opinion, an opinion of the same tenor as the opinion of such counsel referred to in Section 8(c) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date; and

(j)                                    that, if and to the extent that the Bank and SCUSA shall agree that the following requirements of this Section 5(j) shall be applicable, reasonably promptly after each time an annual report on Form 40-F of the Bank is filed with the Commission and each time the Bank sells Securities to SCUSA as principal pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a letter under this Section 5(j) as a condition to the purchase of Securities pursuant to such Terms Agreement (it being understood that SCUSA will include such condition only when in its reasonable discretion such opinion would be appropriate under the circumstances and after consultation with the Bank), the Bank shall cause KPMG LLP, chartered accountants (the “Auditors”), to furnish SCUSA a letter, dated the date of such amendment, supplement or incorporation or the Time of Delivery relating to such sale, as the case may be, in form satisfactory to SCUSA, of the same tenor as the letter referred to in Section 8(e) hereof but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended or supplemented to the date of such letter; provided, however, that, with respect to any financial information or other matter, such letter may reconfirm as true and correct at such date as though made at and as of such date, rather than repeat, statements with respect to such financial information or other matter made in the letter referred to in Section 8(e) hereof which was last furnished to SCUSA;

(k)                                 that, if and to the extent that the Bank and SCUSA shall agree that the following requirements of this Section 5(k) shall be applicable, reasonably promptly after each time an annual report on Form 40-F of the Bank is filed with the Commission and each time the Bank sells Securities to SCUSA pursuant to a Terms Agreement and such Terms Agreement specifies the delivery of a certificate under this Section 5(k) as a condition to the purchase of Securities pursuant to such Terms Agreement, the Bank shall furnish or cause to be furnished forthwith to SCUSA a certificate signed by an executive officer of the Bank, dated the date of such supplement, amendment or incorporation or the Time of Delivery relating to such sale, as the case may be, to the effect that the statements contained in the certificate referred to in Section 8(g) hereof which was last furnished to SCUSA are true and correct at such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date), or, in lieu of such certificate, a certificate of the same tenor as the certificates referred to in said Section 8(g) but modified to relate to the Registration Statement, the Prospectus and the Time of Sale Information as amended and supplemented to such date.

6.                                      Certain Agreements of SCUSA.  SCUSA hereby represents and agrees that

(a)                                 it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any “free writing prospectus”, as defined in Rule 405 under the Securities Act (which term includes use of any written information furnished to the Commission by the Bank and not incorporated by reference into the Registration Statement and any press release issued by the Bank) other than (i) a free writing prospectus that contains no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) that was not included (including through incorporation by reference) in the Prospectus, the Pricing Supplement or a previously filed Issuer Free Writing Prospectus or Underwriter Free Writing Prospectus previously approved by the Bank pursuant to clause (iii) below, (ii) any Issuer Free Writing Prospectus listed in the Terms Agreement or other agreement in respect of a specific offering of Securities in the form of Schedule II to Annex I or prepared pursuant to Section 5(a) above or (iii) any free writing prospectus prepared by SCUSA and approved by the Bank in advance in writing (each such free writing prospectus referred to in clauses (i) or (iii), an “Underwriter Free Writing Prospectus”);

(b)                                 it has not and will not distribute any Underwriter Free Writing Prospectus referred to in clause (a)(iii) in a manner reasonably designed to lead to its broad unrestricted dissemination;

(c)                                  it has not and will not, without the prior written consent of the Bank, use any free writing prospectus that contains the final terms of the Securities unless such terms have previously been included in a free writing prospectus filed with the Commission; provided, that SCUSA may use a term sheet containing such additional information as may be mandated by the relevant product supplement or, if the relevant Securities are not a structured product, substantially in the form of Schedule III to Annex I hereto (unless another form is mutually agreed by the Bank and SCUSA), the contents of which will be agreed with the Bank in the context of a specific offering of Securities; provided, further, that SCUSA shall notify the Bank, and provide a copy of such term sheet to the Bank, prior to, or substantially concurrently with, the first use of such term sheet;

(d)                                 it will, pursuant to reasonable procedures developed in good faith, retain copies of each free writing prospectus used or referred to by it, in accordance with Rule 433 under the Securities Act; and

(e)                                  it is not subject to any pending proceeding under Section 8A of the Securities Act with respect to the offering (and will promptly notify the Bank if any such proceeding against it is initiated during the Prospectus Delivery Period).

7.                                      Payment of Certain Expenses.  The Bank covenants and agrees with SCUSA that the Bank will pay or cause to be paid the following:  (i) the fees, disbursements and expenses of the Bank’s counsel and the Bank’s accountants in connection with the registration of the Securities under the Securities Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Prospectus and any Pricing Supplements, any Issuer Free Writing Prospectus, any Time of Sale Information and all other amendments and supplements thereto and the mailing and delivering of copies thereof to SCUSA, (ii) all costs and expenses related to the transfer and delivery of the Securities, including any transfer or similar taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or legal investment memorandum in connection with the offer and sale of the Securities under state securities laws and all expenses in connection with the qualification of the Securities for offer and sale under state securities laws as provided in Section 5(b) hereof, including filing fees and the reasonable and documented fees and disbursements of counsel for SCUSA in connection with such qualification and in connection with the Blue Sky or legal investment memorandum, (iv) all filing fees and the reasonable and documented fees and disbursements of counsel to SCUSA incurred in connection with the review and qualification of the offering of the Securities by the Financial Industry Regulatory Authority, Inc. (“FINRA”), (v) any fees charged by the rating agencies for the rating of the Securities, (vi) the cost of the preparation, issuance and delivery of the Securities, (vi) the fees and expenses of the Trustee and any agent of the Trustee and the reasonable fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (vii) the document production charges and expenses associated with printing this Agreement and (viii) all other costs and expenses incident to the performance of the obligations of the Bank hereunder for which provision is not otherwise made in this Section.  It is understood, however, that, except as provided in this Section, and Section 9 entitled “Indemnification and Contribution”, SCUSA will pay all of its own costs and expenses, including fees and disbursements of their counsel, transfer taxes payable on resale of any of the Securities by them and any advertising expenses connected with any offers they may make; provided, however, that the reasonable fees and disbursements of SCUSA’s counsel for the establishment of the Securities shall be paid by the Bank.

8.                                      Conditions to the Obligations of SCUSA.  The obligation of SCUSA as agent of the Bank at any time (the “Solicitation Time”) to solicit offers to purchase the Securities from the Bank and the obligation of SCUSA to purchase Securities from the Bank as principal, pursuant to any Terms Agreement or otherwise, shall in each case be subject, in SCUSA’s discretion, to the condition that all representations and warranties and other statements of the Bank herein (and, in the case of an obligation of SCUSA under a Terms Agreement, in or incorporated by reference in such Terms Agreement) are true and correct at and as of the Commencement Date and any applicable date referred to in Section 5(k) hereof that is prior to such Solicitation Time or Time of Delivery, as the case may be, and at and as of such Solicitation Time or at and as of both such Time of Delivery and Time of SCUSA Purchase, as the case may be (“Time of SCUSA Purchase” shall mean, with respect to any obligation of SCUSA to purchase Securities as principal, the time when the related Terms Agreement becomes effective or if there is no Terms Agreement, the time when SCUSA otherwise becomes committed to purchase the Securities); the condition that prior to such Solicitation Time or Time of Delivery, as the case may be, the Bank shall have performed all of its obligations hereunder theretofore to be performed; and the following additional conditions:

(a)                                 (i) the Registration Statement shall have become effective; no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act shall be pending before or threatened by the Commission; the Prospectus and each Issuer Free Writing Prospectus shall have been timely filed with the Commission under the Securities Act (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the Securities Act) and in accordance with Section 5(a) hereof; and all requests by the Commission for additional information shall have been complied with to the reasonable satisfaction of SCUSA; (ii) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any of the debt securities of the Bank or any of its Significant Subsidiaries by any “nationally recognized statistical rating organization,” as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and (iii) there shall have not occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Bank and its subsidiaries, taken as a whole, from that set forth in the Prospectus (exclusive of any amendments or supplements thereto prior to the Solicitation Time or Time of Delivery, as the case may be), that, in the judgment of SCUSA, is material and adverse and makes it impracticable to proceed with the solicitation by SCUSA of offers to purchase Securities from the Bank or the purchase by SCUSA of Securities from the Bank as principal, as the case may be, on the terms and in the manner contemplated in the Terms Agreement, Registration Statement, the Time of Sale Information and the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

(b)                                 Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, shall have furnished to SCUSA their written opinions, dated the Commencement Date, should such opinion be jointly requested by the parties to this Agreement, and each applicable date referred to in Section 5(h) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such exceptions and qualifications as would be customary, to the effect that:

(i)                                     The Bank validly exists as a Schedule I bank under the Bank Act;

(ii)                                  The Bank has the corporate power to execute, deliver and perform its obligations under this Agreement, any applicable Terms Agreement and the Indenture and to sell the Securities to be delivered on the Closing Date;

(iii)                               All necessary corporate action has been taken by the Bank to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank;

(iv)                              All necessary corporate action has been taken by the Bank to authorize the execution and delivery of any applicable Terms Agreement and the performance of its obligations thereunder and any applicable Terms Agreement has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank;

(v)                                 All necessary corporate action has been taken by the Bank to authorize the creation, issuance, sale and delivery of the Securities to be delivered on the Closing Date, and the Securities have been, to the extent issuance, execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly issued, executed and delivered by the Bank.

(vi)                              All necessary corporate action has been taken by the Bank to authorize the execution and delivery of the Indenture and the performance of its obligations thereunder and the Indenture has been, to the extent execution and delivery are matters governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, duly executed and delivered by the Bank.  The Indenture will, with respect to the provisions thereof governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, constitute a legal, valid and binding obligation of the Bank enforceable in accordance with its terms;

(vii)                           The execution and delivery of this Agreement, any applicable Terms Agreement and the Indenture, the fulfillment of the terms of this Agreement, any applicable Terms Agreement and the Indenture by the Bank, and the issuance, sale and delivery of the Securities do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under:  (a) any of the terms, conditions or provisions of the Bank Act or the by-laws of the Bank; or (b) any law, statute, regulation or rule applicable to the Bank or its property or assets.

(viii)                        The Indenture and the issuance of the Securities thereunder comply, to the extent applicable, with the provisions of the Bank Act.  No registration, filing or recording of the Indenture under the laws of the Province of Ontario or the federal laws of Canada applicable therein is necessary or required for the issue of the Securities or the consummation of the transactions contemplated by this Agreement or the Indenture, except such as have been made.

(ix)                              All necessary corporate action has been taken by the Bank to authorize the execution and delivery of each of the Prospectus and any applicable Pricing Supplement and the filing thereof with the Commission;

(x)                                 The statements in the Registration Statement under Part II of the registration statement on Form F-3 under the heading “Indemnification”, insofar as such statements constitute statements of the laws of the Province of Ontario or the federal laws of Canada applicable therein or purport to summarize provisions of agreements or instruments, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects;

(xi)                              The form of global certificate representing the Securities to be delivered at the Time of Delivery has been approved by the Bank and, to the extent applicable, complies with the provisions of the Bank Act;

(xii)                           The statements in the Prospectus under the heading “Limitations on Enforcement of U.S. Laws Against the Bank, its Management and Others” insofar as such statements constitute statements of Canadian federal or Ontario law, have been reviewed by us and fairly summarize the matters described therein and are accurate in all material respects;

(xiii)                        The submission by the Bank to the non-exclusive jurisdiction of the New York Courts (as defined below) in each of Section 15 of the Distribution Agreement and Section 1501 of the Indenture would be recognized and given effect by an Ontario Court (as defined below) as a valid submission to the New York Courts; provided, that the provisions of the Distribution Agreement and the Indenture, as applicable, dealing with service of process on the Bank are duly complied with;

(xiv)                       An Ontario Court would give a judgment based upon a final and conclusive in personam judgment of a court of competent jurisdiction in New York (a “New York Court”) for a sum certain, obtained against the Bank with respect to a claim arising out of the Distribution Agreement or the Indenture (a “New York Judgment”) without reconsideration of the merits provided that:

(A)                               an action to enforce the New York Judgment must be commenced in an Ontario Court within any applicable limitation period;

(B)                               an Ontario Court has discretion to stay or decline to hear an action on the New York Judgment if such judgment is under appeal, or there is another subsisting judgment in any jurisdiction relating to the same cause of action;

(C)                               an Ontario Court will render judgment only in Canadian dollars; and

(D)                               an action in an Ontario Court on the New York Judgment may be affected by bankruptcy, insolvency or laws affecting the enforcement of creditors’ rights generally;

further, an Ontario Court will not give such judgment if:

(A)                               the New York Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(B)                               the New York Judgment is for a claim which would be characterized as based on foreign revenue, expropriatory, or penal, or other public law under Ontario Law (as defined below);

(C)                               the New York Judgment is contrary to Public Policy (as defined below) or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in such statutes; or

(D)                               the New York Judgment has been satisfied or is void or voidable under New York Law (as defined below); and

(xv)                          In any proceeding in a court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) for the enforcement of the Distribution Agreement and the Indenture, an Ontario Court would apply the laws of State of New York (“New York Law”), in accordance with the parties’ choice of New York Law in the Distribution Agreement and the Indenture, to all issues which under the laws of the Province of Ontario and the federal laws applicable in the Province of Ontario (“Ontario Law”) are to be determined in accordance with the chosen law of the contract, provided that:

(A)                               The parties’ choice of New York Law is bona fide and legal and is not contrary to public policy, as such term is interpreted under Ontario Law (“Public Policy”);

(B)                               In any such proceeding, an Ontario Court:

(1)                                 will not take judicial notice of the provisions of New York Law but will only apply such provisions if they are pleaded and proven by expert testimony;

(2)                                 will apply Ontario Law to matters which would be characterized as procedural under Ontario Law;

(3)                                 will apply provisions of Ontario Law that have overriding effect;

(4)                                 will not apply any New York Law if its application would be contrary to Public Policy;

(5)                                 will not apply any New York Law if such application would be characterized under Ontario Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law;

(6)                                 will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed; and

(7)                                 an Ontario Court has discretion to decline to hear an action if:  (i) it is contrary to Public Policy; (i) it is not the proper forum to  hear such an action; or (iii) another action is properly pending before, or a decision has been rendered by, a foreign authority relating to the same cause of action.

(c)                                  Shearman & Sterling LLP, United States counsel for the Bank, shall have furnished to SCUSA their written opinions, dated the Commencement Date, should such opinion be jointly requested by the parties to this Agreement, and each applicable date referred to in Section 5(i) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, subject to such assumptions, qualifications, limitations and exceptions as would be customary, to the effect that:

(i)                                     this Agreement and any applicable Terms Agreement have been duly executed and delivered by the Bank, to the extent such execution and delivery are governed by the laws of the State of New York;

(ii)                                  the Indenture has been duly executed and delivered by the Bank, to the extent such execution and delivery are governed by the laws of the State of New York, and is the valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms;

(iii)                               the Indenture has been duly qualified under the Trust Indenture Act;

(iv)                              no authorization, approval or consent of, and no filing or registration with, any governmental or regulatory authority or agency of the United States or of the State of New York is required on the part of the Bank for the execution, delivery or performance by the Bank of this Agreement, the applicable Terms Agreement, the Indenture or the Securities, as applicable (other than as have been obtained and are in full force and effect under the Securities Act and the Trust Indenture Act or as may be required under the federal securities laws, the securities or “blue sky” laws of any state, the Uniform Commercial Code of any state, or to be obtained from or made to FINRA);

(v)                                 the execution and delivery by the Bank of this Agreement, the applicable Terms Agreement, the Indenture and the Securities does not, and the performance by the Bank of its obligations thereunder will not, result in a violation of Applicable Law.  “Applicable Law” means the federal law of the United States of America, and the law of the State of New York (including the rules or regulations promulgated thereunder or pursuant thereto, but not including any statutes, ordinances, administrative decisions, rules or regulations of any political subdivision of the State of New York), that a New York lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Bank, this Agreement, the applicable Terms Agreement, the Indenture or the Securities or the transactions governed by this Agreement, the applicable Terms Agreement, the Indenture or the Securities;

(vi)                              the discussions set forth in the Prospectus under the headings “Details of the Offering”, “Description of the Debt Securities We May Offer” and “Plan of

Distribution,” in each case, to the extent they describe specific provisions of the Securities or legal conclusions with respect thereto currently applicable to the holders described therein, are (subject to the qualifications set forth therein) fair summaries of such matters in all material respects;

(vii)                           the Securities, when duly executed and issued under New York law by the Bank and when authenticated by the U.S. Trustee in accordance with the Indenture and delivered and paid for as provided in this Agreement and the applicable Terms Agreement, will be the valid and binding obligations of the Bank, enforceable against the Bank in accordance with their terms and entitled to the benefits of the Indenture;

(viii)                        the submission by the Bank to the non-exclusive jurisdiction of the U.S. federal and New York State courts located in The City of New York pursuant each of the Distribution Agreement and the Indenture is effective, and the appointment of SCUSA for service of process pursuant to Section 15 of this Agreement and Section 1501 of the Indenture is binding on the Bank;

(ix)                              the discussions set forth in the Prospectus under the heading “Certain U.S. Federal Income Tax Considerations,” to the extent that they constitute matters of United States federal income tax law or legal conclusions with respect thereto currently applicable to holders described therein, are (subject to the qualifications set forth therein) fair summaries of such matters in all material respects; and

(x)                                 the Bank is not required to register as an “investment company” (as such term is defined in the Investment Company Act) under the Investment Company Act.

Such counsel shall also state, in a separate letter, words substantially to the following effect:

(A)                               the Registration Statement, when it became effective, and the Prospectus, as of the date thereof, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (assuming that such documents comport with Canadian law); except that, in each case, we express no belief and make no statement with respect to (a) the financial, accounting and statistical data contained or incorporated by reference in or omitted from the Registration Statement, the Time of Sale Information or the Final Prospectus, and (b) the exhibits to the Registration Statement, including the Form T-1; and

(B)                               if requested by SCUSA or the Bank in a reasonable time in advance of delivery of such opinion, our performance of the services referred to in such opinion did not disclose any information that gave us reason to believe that (i) the Registration Statement, as of the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein not misleading; or (ii) (a) other than in the case of a sale of Securities by the Bank via an Agent, the Time of Sale Information, at the Time of Sale (which such counsel may assume to be the date of the Terms Agreement), or (b) the Prospectus, as amended or supplemented, as of the date of such amendment or supplement and as of the date of the related letter, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that in the case of each of clause (i) and (ii), we express no belief and make no statement with respect to (a) the financial, accounting and statistical data contained or incorporated by reference in or omitted from the Registration Statement, the Time of Sale Information or the Final Prospectus, and (b) the exhibits to the Registration Statement, including the Form T-1.

Notwithstanding the foregoing, such letter furnished on the Commencement Date shall not refer to the Time of Sale or the Time of Sale Information.  In addition, in expressing the opinion and beliefs in the previous paragraphs, such counsel shall not assume any responsibility for (and will not be required to express any opinion or belief with respect to) the adequacy or accuracy of the derivation or compilation from the Bank’s financial statements or financial records of any financial included, or incorporated by reference, in the Registration Statement, the Time of Sale Information or the Prospectus.

(d)                                 Not later than 10:00 a.m., New York City time, on the Commencement Date, each date of filing of 40-F’s with the SEC, as described in Section 5(j), and with respect to any sale of Securities pursuant to a Terms Agreement which requires delivery of a comfort letter in accordance with Section 5(j) on each applicable date referred to in Section 5(j) hereof that is on or prior to such Solicitation Time or Time of Delivery, SCUSA shall have received, in form and substance reasonably satisfactory to SCUSA, from the Auditor, statements and information of the type ordinarily included in accountants’ “comfort letters” to SCUSA with respect to the financial statements and certain financial information contained in or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectus.

(e)                                  On or after the date hereof or of any applicable Terms Agreement there shall not have occurred any of the following:  (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the Toronto Stock Exchange, (ii) trading of any securities of the Bank shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State, Canadian federal or Ontario provincial authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in the judgment of SCUSA, is material and adverse and, which, in the judgment of SCUSA makes it impracticable to proceed with the solicitation of offers to purchase Securities or the purchase of the Securities from the Bank as principal pursuant to the applicable Terms Agreement or otherwise, as the case may be, on the terms and in the manner contemplated in the Prospectus as first amended or supplemented relating to the Securities to be delivered at the relevant Time of Delivery.

(f)                                   The Bank shall have furnished or caused to be furnished to SCUSA a certificate signed by an executive officer of the Bank dated the Commencement Date and each applicable date referred to in Section 5(k) hereof that is on or prior to such Solicitation Time or Time of Delivery, as the case may be, to the effect set forth in Section 8(a)(i) and (ii) above and to the effect that the representations and warranties of the Bank contained in this Agreement are true and correct as of the Commencement Date or such applicable date, as the case may be, and that the Bank has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to the Commencement Date or such applicable date, as the case may be.

9.                                      Indemnification and Contribution.

(a)                                 The Bank agrees to indemnify and hold harmless SCUSA and each person, if any, who controls SCUSA within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of SCUSA within the meaning of Rule 405 under the Securities Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Prospectus as amended or supplemented or any amendment or supplement thereto, any Issuer Free Writing Prospectus or Time of Sale Information or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information furnished in writing to the Bank by SCUSA expressly for use therein.

(b)                                 (i) SCUSA agrees to indemnify and hold harmless the Bank, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, to the same extent as the foregoing indemnity from the Bank to SCUSA, but only with reference to information relating to SCUSA furnished to the Bank in writing by SCUSA expressly for use in the Registration Statement, the Time of Sale Information, any Issuer Free Writing Prospectus, the Prospectus or any Preliminary Prospectus, in each case as amended or supplemented and (ii) SCUSA further agrees to indemnify and hold harmless the Bank, its directors, its officers against any and all losses, claims, damages, judgments, liabilities or expenses whatsoever to which it may become subject in connection with any action, suit, proceeding or claim, public or private arising out of, relating to or in connection with, any violation by SCUSA of any applicable federal or state law, rule or regulation or the applicable rules and regulations of FINRA, that is the result of negligence or willful misconduct of SCUSA in connection with its purchase or sale of Securities.

(c)                                  In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to either of the two preceding paragraphs, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be  inappropriate due to actual or potential differing interests between them.  It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that such fees and expenses shall be reimbursed as they are incurred.  Such firm shall be designated in writing by SCUSA in the case of parties indemnified pursuant to Section 9(a) and by the Bank in the case of parties indemnified pursuant to Section 9(b).  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.  No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is an actual or potential party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

(d)                                 If the indemnification provided for in Sections 9(a) and 9(b) hereof is unavailable as a matter of law to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under either such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand, and SCUSA on the other, from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand, and of SCUSA on the other, in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.  The relative benefits received by the Bank on the one hand, and SCUSA on the other, shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Bank bear to the total underwriting commissions received by SCUSA, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault of the Bank and of SCUSA shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by SCUSA and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e)                                  The Bank and SCUSA agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in  Section 9(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 9, SCUSA shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public or placed by it as Agent were offered to the public exceeds the amount of any damages that SCUSA has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)                                   The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Bank contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of SCUSA, any person controlling SCUSA or any affiliate of SCUSA or by or on behalf of the Bank, its officers or directors or any person controlling the Bank and (iii) acceptance of and payment for any of the Securities.

10.                               Agency.  SCUSA, as agent, in soliciting offers to purchase Securities from the Bank and in performing the other obligations of SCUSA, as agent hereunder (other than in respect of any purchase by an SCUSA as principal, pursuant to a Terms Agreement or otherwise), is acting solely as agent for the Bank and not as principal.  SCUSA, as agent, will make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Securities from the Bank was solicited by SCUSA, as agent, and has been accepted by the Bank, but SCUSA, as agent, shall not have any liability to the Bank in the event such purchase is not consummated for any reason.  If the Bank shall default on its obligation to deliver Securities to a purchaser whose offer it has accepted, the Bank shall (i) hold SCUSA, as agent, harmless against any loss, claim or damage arising from or as a result of such default by the Bank and (ii) notwithstanding such default, pay to SCUSA, as agent, any commission to which it would be entitled in connection with such sale.

11.                               Suspension or Termination; Additional Agents; Amendments.

(a)                                 The provisions of this Agreement relating to the solicitation of offers to purchase Securities from the Bank may be suspended or terminated at any time by the Bank as to SCUSA or by SCUSA upon the giving of written notice of such suspension or termination to SCUSA or the Bank, as the case may be.  In the event of such suspension or termination with respect to any Agent, (x) this Agreement shall remain in full force and effect with respect to any Agent as to which such suspension or termination has not occurred, (y) this Agreement shall remain in full force and effect with respect to the rights and obligations of any party which have previously accrued or which relate to Securities which are already issued, agreed to be issued or the subject of a pending offer at the time of such suspension or termination (including all Securities that may be the subject of a Secondary Market Transaction at any time during the Secondary Transactions Period) and (z) in any event, this Agreement shall remain in full force and effect insofar as the fourth paragraph of Section 3(a), and Sections 5(d), 7, 9, and 10 hereof are concerned.

(b)                                 The Bank, in its sole discretion, may appoint one or more additional parties to act as agents from time to time.

(c)                                  The Bank, in its sole discretion, may increase the aggregate initial offering price of the Securities from time to time without consent of, or notice to, SCUSA, as agent.

12.                               [RESERVED]

13.                               Notices.  All communications hereunder shall be in writing and effective only upon receipt and if to SCUSA shall be delivered, mailed or sent to SCUSA at the address set forth on the front page hereof; and if to the Bank shall be delivered, mailed or sent to The Bank of Nova Scotia, 44 King Street West, Scotia Plaza, 64th Floor, Toronto, Ontario M5H 1H1 Facsimile:  416-945-4001 Attention:  Ian Berry; provided, however, that any notice to SCUSA pursuant to Section 8(c) hereof shall be delivered or sent by mail or facsimile transmission to SCUSA at its address will be supplied to the Bank by SCUSA upon request.  Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

14.                               Successors.  This Agreement and any applicable Terms Agreement shall be binding upon, and inure solely to the benefit of, SCUSA and the Bank, and to the extent provided in Sections 8 and 9 hereof, the officers and directors of the Bank and each person who controls SCUSA or the Bank, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement or any Terms Agreement.  No purchaser of any of the Securities through or from SCUSA hereunder shall be deemed a successor or assign by reason merely of such purchase.

15.                               Submission to Jurisdiction; Appointment of Agent for Service.

(a)                                 The Bank irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement or any applicable Terms Agreement, the Prospectus, the Registration Statement, or the transactions contemplated hereby or thereby.  The Bank irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum.  To the extent that the Bank has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Bank irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.

(b)                                 The Bank hereby irrevocably appoints Vice President, US Operations of The Bank of Nova Scotia, with offices at 250 Vesey Street, New York, NY 10281 as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent.  The Bank waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto.  The Bank represents and warrants that such agent has agreed to act as the Bank’s agent for service of process, and the Bank agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

16.                               Business Day.  Time shall be of the essence in this Agreement and any Terms Agreement.  As used herein, “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

17.                               Judgment Currency.  If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the relevant Agents could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given.  The obligation of the Bank with respect to any sum due from it to SCUSA or any person controlling SCUSA shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by SCUSA or controlling person of any sum in such other currency, and only to the extent that SCUSA or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency.  If the United States dollars so purchased are less than the sum originally due to SCUSA or controlling person hereunder, the Bank agrees as a separate obligation and notwithstanding any such judgment, to indemnify SCUSA or controlling person against such loss.  If the United States dollars so purchased are greater than the sum originally due to SCUSA or controlling person hereunder, SCUSA or controlling person agrees to pay to the Bank an amount equal to the excess of the dollars so purchased over the sum originally due to SCUSA or controlling person hereunder.

18.                               Applicable Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

19.                               Counterparts.  This Agreement and any Terms Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

THE BANK OF NOVA SCOTIA

	By:	/s/ Christy Bunker
		Name:	Christy Bunker
		Title:	Managing Director, Secured and Capital Funding

Accept as of the date hereof:

SCOTIA CAPITAL (USA) INC.

	By:	/s/ Richard Agata
		Name:	Richard Agata
		Title:	Director, Counsel and Chief Compliance Officer

ANNEX I

THE BANK OF NOVA SCOTIA

SENIOR NOTES, SERIES A

TERMS AGREEMENT

, 201•

SCOTIA CAPITAL (USA) INC.
250 Vesey Street,

New York, NY 10281

Ladies and Gentlemen:

The Bank of Nova Scotia, a Canadian chartered bank (the “Bank”), proposes, subject to the terms and conditions stated herein and in the Third Amended and Restated Distribution Agreement, dated February 1, 2017 (the “Amended and Restated Distribution Agreement”), between the Bank on the one hand and Scotia Capital (USA) Inc. on the other, to issue and sell to you the securities specified in the Schedule hereto (the “Purchased Securities”).  Each of the provisions of the Amended and Restated Distribution Agreement not specifically related to the solicitation by you, as agent of the Bank, of offers to purchase Securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein.  Nothing contained herein or in the Amended and Restated Distribution Agreement shall make any party hereto an agent of the Bank or make such party subject to the provisions therein relating to the solicitation of offers to purchase Securities from the Bank, solely by virtue of its execution of this Terms Agreement.  Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement, except that each representation and warranty that refers to the Prospectus, the Registration Statement or the Time of Sale Information (as therein defined) in Section 1 of the Amended and Restated Distribution Agreement shall be deemed to be a representation or warranty as of the date of the Amended and Restated Distribution Agreement in relation to the Prospectus, the Time of Sale Information or the Registration Statement, and also a representation and warranty as of the date of this Terms Agreement in relation to the Prospectus, the Time of Sale Information or the Registration Statement, as the case may be, each as amended or supplemented to the date hereof and each as amended or supplemented relating to the Purchased Securities that are the subject of this Terms Agreement.  Unless otherwise defined herein, terms defined in the Amended and Restated Distribution Agreement are used herein as therein defined.

An amendment and/or supplement to each of the Prospectus and the Registration Statement, each in the form heretofore delivered to you is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Amended and Restated Distribution Agreement incorporated herein by reference, the Bank agrees to issue and sell to you, and you agree to purchase from the Bank at the time and place and at the purchase price set forth in the Schedule hereto, the principal amount of Purchased Securities set forth in the Schedule hereto.  You further agree that any Purchased Securities offered and sold by you to initial purchasers will be offered and sold at the price to public, and in accordance with the provisions relating to commissions and fees, if any, set forth in the Schedule hereto, unless you and the Bank otherwise agree

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, including the provisions of the Amended and Restated Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between you and the Bank.

Very truly yours,

THE BANK OF NOVA SCOTIA

By:

Name:
Title:

Accept as of the date hereof:

SCOTIA CAPITAL (USA) INC.

By:

Name:
Title:

SCHEDULE I TO ANNEX I

[

TITLE OF PURCHASED SECURITIES:

Senior Notes, Series ☐                        •

AGGREGATE PRINCIPAL AMOUNT:

[$]

PRICE TO PUBLIC:

% of the principal amount of the Purchased Securities, plus accrued interest [, if any,] from          to          [and accrued amortization[, if any,] from          to         ]

PURCHASE PRICE BY UNDERWRITERS:

% of the principal amount of the Purchased Securities, plus accrued interest from          to          [and accrued amortization[, if any,] from          to         ]

[COMMISSION:

% of the principal amount of the Purchased Securities]

FORM OF PURCHASED SECURITIES:

[Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC.]

SPECIFIED FUNDS FOR PAYMENT OF PURCHASE PRICE:

Federal (same-day) funds

CLOSING DATE:

a.m. (New York City time),         , 201•

INDENTURE:

Indenture dated as of January 11, 2010, between the Bank and Computershare Trust Company, N.A., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee

MATURITY DATE:

INTEREST RATE:

[        %] [Zero Coupon] [See Floating Rate Provisions]

INTEREST PAYMENT DATES:

[months and dates, commencing         , 20   ]

REDEMPTION PROVISIONS:

[No provisions for redemption]

[The Purchased Securities may be redeemed, in whole or in part at the option of the Bank, in the amount of [$         or an integral multiple thereof,

[on or after         ,          at the following redemption prices (expressed in percentages of principal amount).  If [redeemed on or before         ,    %, and if] redeemed during the 12-month period beginning                 ,

YEAR REDEMPTION PRICE

and thereafter at 100% of their principal amount, together in each case with accrued interest to the redemption date.]

[on any interest payment date falling on or after        ,        , at the election of the Bank, at a redemption price equal to the principal amount thereof, plus accrued interest to the date of redemption.]]

[Other possible redemption provisions, such as mandatory redemption upon occurrence of certain events or redemption for changes in tax law]

[Restriction on refunding]

SINKING FUND PROVISIONS:

[No sinking fund provisions]

[The Purchased Securities are entitled to the benefit of a sinking fund to retire [$        ] principal amount of Purchased Securities on          in each of the years          through          at 100% of their principal amount plus accrued interest[, together with [cumulative] [noncumulative] redemptions at the option of the Bank to retire an additional [$        ] principal amount of Purchased Securities in the years          through          at 100% of their principal amount plus accrued interest.]

[If Purchased Securities are extendable debt securities, insert—

EXTENDABLE PROVISIONS:

Purchased Securities are repayable on         ,          [insert date and years], at the option of the holder, at their principal amount with accrued interest.  The initial annual interest rate will be         %, and thereafter the annual interest rate will be adjusted on          ,          and       to a rate not less than         % of the effective annual interest rate on U.S. Treasury obligations with         -year maturities as of the  [insert date 15 days prior to maturity date] prior to such [insert maturity date].]

[If Purchased Securities are floating rate debt securities, insert—

FLOATING RATE PROVISIONS:

Initial annual interest rate will be       % through        [and thereafter will be adjusted [monthly] [on each       ,       ,        and       ] [to an annual rate of       % above the average rate for -year [month] [securities] [certificates of deposit] issued by        and        [insert names of banks].] [and the annual interest rate [thereafter] [from        through       ] will be the interest yield equivalent of the weekly average per annum market discount rate for       -month Treasury bills plus       % of Interest Differential (the excess, if any, of (i) the then-current weekly average per annum secondary market yield for       -month certificates of deposit over (ii) the then current interest yield equivalent of the weekly average per annum market discount rate for       -month Treasury bills); [from        and thereafter the rate will be the then-current interest yield equivalent plus       % of Interest Differential].]

DEFEASANCE PROVISIONS:

CLOSING LOCATION FOR DELIVERY OF PURCHASED SECURITIES:

DOCUMENTS TO BE DELIVERED:

The following documents referred to in the Amended and Restated Distribution Agreement shall be delivered as a condition to the Closing:

[None]

[(1)                             The opinions and letter of counsel to the Bank referred to in Sections 5(h) and 5(i).]

[(2)                             The accountants’ letter referred to in Section 5(j).]

[(3)                             The officers’ certificate referred to in Section 5(k).]

ADDITIONAL CLOSING CONDITIONS:

NAMES AND ADDRESSES OF REPRESENTATIVES:

Designated Representatives:

Address for Notices, etc.:

OTHER TERMS:

[expense reimbursement upon termination]

SCHEDULE II TO ANNEX I

Form of Agreement between SCUSA and the Bank in Respect of Time of Sale Information and pricing information for the Offering of [identify issue]

In connection with the offering of [identify issue] of Bank of Nova Scotia (the “Bank”), Scotia Capital (USA) Inc. and the Bank agree as follows:

a.                                      Time of Sale Information

The preliminary pricing supplements that are to be included in the Time of Sale Information are as follows:

[list each preliminary pricing supplement to be included in the Time of Sale Information]

The Free Writing Prospectuses that are to be included in the Time of Sale Information are as follows:

[list each Free Writing Prospectus to be included in the Time of Sale Information]

b.                                      Pricing Information Provided Orally by Scotia Capital (USA) Inc.

The script to be used by SCUSA to confirm sales is as follows:

SCHEDULE III TO ANNEX I

Form of Agreement between Scotia Capital (USA) Inc. and the Bank in Respect of a Term Sheet used to communicate Time of Sale Information and pricing information for the Offering of [identify issue]

In connection with the offering of [identify issue] of The Bank of Nova Scotia (the “Bank”), Scotia Capital (USA) Inc. (“SCUSA”) and the Bank agree that the Term Sheet used to communicate Time of Sale Information and pricing information for the above-referenced offering shall be as follows:

[JOINT BOOKRUNNERS/CO-MANAGERS]

[ISSUER NAME]

[securities offered]

Issuer:
Symbol:
Securities offered:
Price to public:
Net proceeds:	$[ ]
Closing date:	[ ],201•
Final Maturity Date:
Use of Proceeds: CUSIP:

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free          and request to speak with the [Debt Syndicate Desk].

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

ANNEX II

ADMINISTRATIVE PROCEDURES MEMORANDUM

(DATED AS OF February 1, 2017)
FOR

THE BANK OF NOVA SCOTIA

SENIOR NOTES, SERIES A

The Senior Notes, Series A (the “Securities”) may from time to time be offered on a continuing basis for sale by The Bank of Nova Scotia (the “Bank”) through Scotia Capital (USA) Inc. pursuant to the Third Amended and Restated Distribution Agreement to which these Administrative Procedures are an exhibit who (“SCUSA”) may purchase the Securities, as principal from the Bank for resale to investors and other purchasers in accordance with the Third Amended and Restated Distribution Agreement.  In addition, if agreed to by the Bank and SCUSA, SCUSA may utilize its reasonable efforts on an agency basis to solicit offers to purchase the Securities.  Only those provisions in these Administrative Procedures that are applicable to the particular role that SCUSA will perform shall apply.  Whenever these Administrative Procedures indicate that information may be set forth in a Note, such information may also be set forth in a Pricing Supplement to the Prospectus (as defined below).

Computershare Trust Company, N.A. (or such other agent appointed in accordance with the Indenture) will act as registrar (the “Registrar”) and domestic paying agent for the Securities through its office in New York, New York.  As used herein, the term “Prospectus” refers to the most recent Prospectus, as such document may be amended or supplemented, which has been prepared by the Bank for use by SCUSA in connection with the offering of the Securities.

Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in the Securities or the Prospectus.

DTC REGISTERED GLOBAL NOTES

Securities may be issued in book-entry form (each beneficial interest in a global Note, a “Book-Entry Note” and collectively, the “Book-Entry Notes”) and represented by one or more fully registered global Notes (each, a “Global Note” and collectively, the “Global Notes”) held by or on behalf of The Depository Trust Company, as depositary (“DTC”, which term includes any successor thereof), and recorded in the book-entry system maintained by DTC.  Book-Entry Notes represented by a Global Note are exchangeable for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount, by the owners of such Book-Entry Notes only upon certain limited circumstances described in the Prospectus.

In connection with the qualification of Book-Entry Notes for eligibility in the book-entry system maintained by DTC, the Bank or its agents will perform the custodial, document control and administrative functions described below, in accordance with their respective obligations under the applicable Letters of Representations from the Bank to DTC relating to the Program, and a Certificate of Deposit Agreement between the Bank and DTC (the “Certificate Agreement”), and the Bank’s obligations as a participant in DTC, including DTC’s Same-Day Funds Settlement System (“SDFS”).

Settlement Procedures for Book- Entry Notes:

Settlement Procedures with regard to Book-Entry Securities purchased by SCUSA as principal or sold by each SCUSA, as agent of the Bank, will be as follows (which will have been agreed to by the Bank and SCUSA in accordance with the Third Amended and Restated Distribution Agreement):

	(A)	SCUSA will advise the Bank by telephone, confirmed by facsimile or e-mail (with a copy to the Registrar), of the following settlement information:

	1.	Taxpayer identification number of the purchaser.

	2.	Principal amount of such Book-Entry Notes.

	3.	Each term specified in the applicable Pricing Supplement.

	4.	Price to public, if any, of such Book-Entry Notes (if such Book-Entry Notes are not being offered “at the market”).

	5.	Trade Date.

	6.	Settlement Date (Original Issue Date).

	7.	Maturity Date.

	8.	Redemption provisions, if any, including: Initial Redemption Date, Initial Redemption Percentage and Annual Redemption Percentage Reduction.

Repayment provisions, if any, including Holder’s Optional Repayment Date(s).

	9.	Net proceeds to the Bank.

	10.	Whether such Book-Entry Notes are being sold SCUSA as principal or to an investor or other purchaser through SCUSA acting as agent for the Bank.

	11.	SCUSA’s commission or discount, as applicable.

	12.	Whether such Book-Entry Notes are being issued with Original Issue Discount and the terms thereof.

	13.	Default Rate.

	14.	Identification numbers of participant accounts maintained by DTC on behalf of SCUSA.

	15.	Whether additional documentation will be required for Securities being sold to SCUSA as principal.

	16.	Such other information specified with respect to such Book-Entry Notes (whether by Addendum or otherwise).

(B)

The Registrar will assign a CUSIP number of the appropriate series to the Global Note representing such Book-Entry Notes and, as soon thereafter as practicable, the Registrar will notify SCUSA by telephone of such CUSIP number.

(C)	SCUSA will communicate to DTC through DTC’s Participant Terminal System, a pending deposit message specifying the following settlement information:

1.	The information set forth in Settlement Procedure A.

2.	The identification numbers of the participant accounts maintained by DTC on behalf of the Registrar and SCUSA.

3.	Identification of the Book-Entry Note as a Fixed Rate Book-Entry Note or Floating Rate Book-Entry Note.

4.

The initial Interest Payment Date for the Global Note representing such Book-Entry Notes, the number of days by which such date succeeds the related Record Date and, if then calculable, the amount of interest payable on such Interest Payment Date (which amount shall have been confirmed by the Bank).

5.	The CUSIP number of the Global Note representing such Book-Entry Notes.

6.	Whether such Global Note represents any other Securities issued or to be issued in book-entry form.

SCUSA will complete and deliver to the Trustee the Global Note representing such Book-Entry Notes in a form that has been approved by the Bank and SCUSA and the Bank will deliver its authentication instructions to the Trustee.

(D)	The Trustee will authenticate pursuant to the Bank’s instructions the Global Note representing such Book-Entry Notes in a form that has been approved by the Bank and SCUSA.

(E)	DTC will credit the Book-Entry Notes represented by such Global Note to the participant account of the Registrar maintained by DTC.

(F)

The Registrar will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to the Registrar’s participant account and credit such Book-Entry Notes to the participant account of SCUSA maintained by DTC and (ii) to debit the settlement account of SCUSA and credit the settlement account of the Registrar maintained by DTC, in an amount equal to the price of such Book-Entry Notes less SCUSA’s commission or discount. Any entry of such deliver order shall be deemed to constitute a representation and warranty by the Registrar to DTC that (i) the Global Note representing such Book-Entry Notes has been issued and authenticated and (ii) the Registrar is holding such Global Note pursuant to the Certificate Agreement.

(G)

In the case of Book-Entry Notes sold through SCUSA acting as agent, SCUSA will enter an SDFS deliver order through DTC’s Participant Terminal System instructing DTC (i) to debit such Book-Entry Notes to SCUSA’s participant account and credit such Book-Entry Notes to the participant accounts of the Participants maintained by DTC and (ii) to debit the settlement accounts of such Participants and credit the settlement account of SCUSA maintained by DTC, in an amount equal to the offering price of such Book-Entry Notes.

	(H)	Transfers of funds in accordance with SDFS delivery orders described in Settlement Procedures F and G will be settled in accordance with SDFS operating procedures in effect on the Settlement Date.

(I)

In the case of Book-Entry Notes sold through SCUSA acting as agent, SCUSA will confirm the purchase of such Book-Entry Notes to the purchaser either by transmitting to the Participant with respect to such Book-Entry Notes a confirmation order through DTC’s Participant Terminal System or by mailing a written confirmation to such purchaser.

Settlement Procedures Timetable:

For offers to purchase Book-Entry Notes accepted by the Bank, Settlement Procedures “A” through “I” set forth above shall be completed as soon as possible but no later than the respective times (New York City time) set forth below:

Settlement Timetable Procedure

	A	11:00 a.m. on the Trade Date

	B	12:00 noon on the Trade Date

	C	5:00 p.m. on the Trade Date

	D	9:00 a.m. on the Settlement Date

	E	10:00 a.m. on the Settlement Date

	F-G	2:00 p.m. on the Settlement Date

	H	4:00 p.m. on the Settlement Date

	I	5:00 p.m. on the Settlement Date

If a sale is to be settled on the same Business Day as the Trade Date, Settlement Procedures C, D, F and G shall be completed no later than 2:30 p.m. on such Business Day.

If a sale is to be settled more than one Business Day after the trade date, Settlement Procedures A, B and C may, if necessary, be completed at any time prior to the specified times on the first Business Day after such trade date. In connection with a sale which is to be settled more than one Business Day after the trade date, if the initial interest rate for a Floating Rate Note is not known at the time that

Settlement Procedure A is completed, Settlement Procedures B and C shall be completed as soon as such rate has been determined, but no later than 11:00 a.m. and 2:00 p.m., New York City time, respectively, on the second Business Day before the Settlement Date. Settlement Procedure H is subject to extension in accordance with any extension of Fedwire closing deadlines and in the other events specified in the SDFS operating procedures in effect on the Settlement Date.

If settlement of a Book-Entry Note is rescheduled or canceled, the Bank shall deliver to DTC, through DTC’s Participant Terminal System, a cancellation message to such effect by no later than 5:00 p.m., New York City time, on the Business Day immediately preceding the scheduled Settlement Date.

Failure to Settle:

If the Registrar fails to enter an SDFS deliver order with respect to a Book-Entry Note pursuant to Settlement Procedure F, then the Registrar may deliver to DTC, through DTC’s Participant Terminal System, as soon as practicable a withdrawal message instructing DTC to debit such Book-Entry Note to the participant account of the Registrar maintained at DTC. DTC will process the withdrawal message; provided, however, that such participant account contains a principal amount of the Global Note representing such Book-Entry Note that is at least equal to the principal amount to be debited. If withdrawal messages are processed with respect to all Book-Entry Notes represented by a Global Note, the Registrar will mark such Global Note “canceled” and make appropriate entries in its records. The CUSIP number assigned to such Global Note shall, in accordance with CUSIP Service Bureau procedures, be canceled and not immediately reassigned. If withdrawal messages are processed with respect to some of the Book-Entry Notes represented by a Global Note, the Registrar will exchange such Global Note for two Global Notes, one of which shall represent the Book-Entry Notes for which such withdrawal messages are processed and shall be canceled immediately after issuance, and the other of which shall represent the other Book-Entry Notes previously represented by the surrendered Global Note and shall bear the CUSIP number of the surrendered Global Note. In the case of any Book-Entry Note sold through SCUSA, acting as agent, if the purchase price for any Book-Entry Note is not timely paid to the Participants with respect to such Book-Entry Note by the beneficial purchaser thereof (or a person, including an indirect participant in DTC, acting on behalf of such purchaser), such Participants and, in turn, SCUSA may enter SDFS deliver orders through DTC’s Participant Terminal System reversing the orders entered pursuant to Settlement Procedures F and G, respectively. Thereafter, the Registrar will deliver the withdrawal message and take the related actions described in the preceding paragraph.

Notwithstanding the foregoing, upon any failure to settle with respect to a Book-Entry Note, DTC may take any actions in accordance with its SDFS operating procedures then in effect. In the event of a failure to settle with respect to a Book-Entry Note that was to have been represented by a Global Note also representing other Book-Entry Notes, the Registrar will provide, in accordance with Settlement

Procedure D, for the issuance of a Global Note representing such remaining Book-Entry Notes and will make appropriate entries in its records.

Preparation and Delivery of Pricing Supplements:

If any offer to purchase a Note is accepted by the Bank, the Bank will promptly prepare a Pricing Supplement reflecting the terms of such Note. The Bank shall deliver copies of such Pricing Supplement to SCUSA which made or presented the offer to purchase the applicable Note, as instructed by SCUSA, and to the paying agent as soon as practicable following the trade, but in no event later than 11:00 a.m. (New York City time) on the Business Day following the applicable trade date.

ANNEX III
SIGNIFICANT SUBSIDIARIES

Name of Significant Subsidiary	Jurisdiction of Incorporation of Significant Subsidiary	Percentage of Direct or Indirect Ownership of each Significant Subsidiary by the Bank
BNS Investments, Inc.	Toronto, Ontario	100%
Scotia Capital Inc.	Toronto, Ontario	100%

III-1